MONTHLY REPORT - March, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $(19,148,967)   (25,667,890)
   Change in unrealized gain (loss) on open           1,183,456    (18,239,492)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury           (17,568)       (24,513)
         obligations
      Change in unrealized gain (loss) from U.S.        (33,662)      (199,455)
         Treasury obligations
    Interest income                                      78,456        266,834
    Foreign exchange gain (loss) on margin deposits    (114,050)       134,531
                                                   ------------   ------------
Total: Income                                       (18,052,335)   (43,729,985)

Expenses:
   Brokerage commissions                              3,548,916     11,277,869
   Management fee                                        52,672        160,448
   20.0% New Trading Profit Share                             0              0
   Custody fees                                          38,125         38,616
   Administrative expense                               174,806        532,057
                                                   ------------   ------------
Total: Expenses                                       3,814,519     12,008,990

Net Income (Loss) - March, 2012                $    (21,866,854)   (55,738,975)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (616,675.365       $  9,307,926     684,838,655    694,146,581
   units) at February 29, 2012
Addition of 3,077.682 units on                0       3,527,140      3,527,140
   March 1, 2012
Redemption of (23,688.317) units              0     (25,746,153)   (25,746,153)
   on March 31, 2012*
Net Income (Loss) - March, 2012        (245,864)    (21,620,990)   (21,866,854)
                                   -------------   -------------   ------------

Net Asset Value at March 31,
2012 (596,242.099 units inclusive
of 177.369 additional units) 	   $   9,062,062    640,998,652    650,060,714
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST MARCH 2012 UPDATE

            March     Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (3.18)%       (7.61)%      $   1,085.59   568,660.029  $ 617,333,909
Series 2   (2.82)%       (6.57)%      $   1,179.02       183.146  $     215,932
Series 3   (2.80)%       (6.51)%      $   1,184.58    26,145.377  $  30,971,393
Series 4   (2.64)%       (6.04)%      $   1,228.10     1,253.547  $   1,539,480


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			          April 5, 2012


Dear Investor:

The Trust was unprofitable in March as losses from trading interest rate futures and currency forwards outweighed gains from trading stock index and energy futures. Agricultural commodity and metal futures trading were flat.

Long positions in U.S., Japanese, Canadian and U.K. government note and bond futures produced losses as interest rates rose in response to an improvement in the global growth outlook, particularly in the United States. Suggestions from U.S. officials that further easing of monetary policy was less likely also underpinned the rise in yields.

Long Australian dollar positions against a variety of currencies and a long New Zealand dollar position vs. the U.S. dollar generated losses when the Aussie and Kiwi weakened as slowing growth and rising unemployment statistics combined with forecasts of a Chinese growth slowdown to increase the likelihood that the Reserve Bank of Australia might ease monetary policy. Short euro trades against several currencies were unprofitable as the euro rebounded when the ECB's LTRO program improved the functioning of financial markets in Europe and as the size of the European rescue fund was substantially raised. Short dollar trades versus the Brazilian real and Colombian peso also generated losses. For the real, in particular, a larger than expected cut in the Brazilian Central Bank's Selic benchmark interest rate and increased capital controls geared toward weakening the currency.

Long positions in U.S. and Japanese equity futures were profitable in response to the improving American economic outlook. A short CBOE VIX trade also benefitted from the rising equity markets. Meanwhile, small long positions in European and non-Japan Asian equity futures were marginally negative.

Long positions in gasoline, London gas oil, Brent crude and a short U.S. natural gas position were profitable, outweighing marginal losses from long WTI crude and heating oil trades.

A short arabica coffee trade produced a profit as expectations of a bumper Brazilian harvest pushed arabica to its lowest price in 18 months in late March. Meanwhile a short cotton trade was slightly unprofitable. Trading corn was unprofitable while livestock trading was flat.

Gains from short nickel, zinc, palladium and platinum trades offset the losses from long gold and silver trades.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman